BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

September 9, 2022

BNY Mellon Strategic Funds, Inc.

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver – BNY Mellon Select Managers Small Cap Growth Fund

To Whom It May Concern:

Effective September 30, 2022, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Select Managers Small Cap Growth Fund (the "Fund"), a series of BNY Mellon Strategic Funds, Inc. (the "Company"), as follows:

Until September 30, 2023, BNY Mellon Investment Adviser, Inc. will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of Class A, C, I and Y shares of the Fund (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.05%, 1.05%, 1.05% and .98% respectively. On or after September 30, 2023, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser to increase the amount of the waiver and may only be terminated prior to September 30, 2023, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

          James Bitetto

           Secretary

Accepted and Agreed To:

BNY MELLON STRATEGIC FUNDS, INC.

On Behalf of BNY Mellon Select Managers Small Cap Growth Fund

By: /s/ James Windels

        James Windels

       Treasurer